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                            SCHEDULE 14A INFORMATION
               Consent Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934

Filed by the Registrant |_|
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Check the appropriate box:
|X|      Preliminary Consent Statement
|_|      Definitive Consent Statement
|_|      Definitive Additional Materials
|_|      Soliciting Material Pursuant to Section 240.14a-11(c) or
         Section 240.14a-12

                         Northstar Health Services, Inc.
                (Name of Registrant as Specified In Its Charter)
                                Thomas W. Zaucha
                  (Name of Person(s) Filing Consent Statement)


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         and 0-11.

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                  applies:

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                  computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it
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|_|      Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1)      Amount Previously Paid:

         (2)      Form, Schedule or Registration Statement No.:

         (3)      Filing Party:

         (4)      Date Filed:




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                                THOMAS W. ZAUCHA
                      COMMITTEE TO PROTECT NORTHSTAR HEALTH
                              100 LAFAYETTE CIRCLE
                           INDIANA, PENNSYLVANIA 15701




                                                       February 10, 1997



          WHY IS NORTHSTAR'S CHAIRMAN SEEKING TO OUST HIS OWN BOARD?



DEAR FELLOW STOCKHOLDER:

         I am writing to seek your support of my efforts to protect our company, Northstar Health Services, Inc., from what I believe to be a grave threat to our investment. I am Northstar's Chairman, Chief Executive Officer and its largest stockholder, and am launching a proxy fight to remove and replace Steven N. Brody, Robert J. Smallacombe and my other fellow Northstar directors. I believe their unconscionable course of self-enrichment and entrenchment at the expense of the Company's stockholders must stop!


                        LUCRATIVE CONSULTING CONTRACTS TO

                           NON-EXECUTIVE BOARD MEMBERS


         Steven Brody and Robert Smallacombe, two self-described "independent" members of your Board of Directors, have destroyed their independence and objectivity by causing the Company to pay them "consulting fees" totaling more than $400,000 in the last 8 months alone. By way of comparison, the combined total annual cash compensation of this small Company's two top executive officers is $200,000.

         Brody and Smallacombe have no experience in the health care field and, I believe, have not delivered fair value to the Company in their role as highly-paid, part-time consultants. Their consulting contracts should be terminated by the new Board.


                           MASSIVE STOCK OPTION GRANTS


         In December 1996, the Board adopted a 1,500,000 share stock option plan for directors, officers and key employees, which I believed would be more than sufficient to

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attract,  retain and incentivize quality management for many years to come.
However, no sooner was the plan adopted, than:

  - The Brody/Smallacombe dominated Compensation Committee made a recommendation that I found incredible: An immediate grant of 10-year options on 1,020,000 shares -- at an exercise price of $1.75!

  - Of this amount, Brody and Smallacombe voted to grant themselves 400,000 shares combined.

  - David Watson, your Company's President, agreed to vote for these grants and received options for 205,000 shares.

  - These option grants, if exercised, would equal approximately 14% of the Company's outstanding stock.

         I believe that stockholders should not, must not and will not stand for Board members voting themselves excessive amounts of bargain-priced options.


                           BOARD ENTRENCHMENT ACTIONS


         Only six days after the stock option grants, the Board considered a series of anti-takeover measures such as poison pills and other devices described to the Board as "shark repellents," some of which were adopted on the spot. The Brody/Smallacombe dominated Board voted for amendments to the Company's by-laws, that were designed, among other things, to:

  - Eliminate the right of stockholders to call a special meeting of stockholders.

  -  Eliminate the right of stockholders to act by written consent.

  - Raise the stockholder vote required to remove Directors from 50% to 66 2/3% of all outstanding shares.

  - Provide that directors can be removed only for "cause," rather than by a simple vote of the majority.

         I should point out that your Company's respected outside legal counsel, Buchanan-Ingersol, was dismissed and replaced by the Brody/Smallacombe Board prior to these actions.



                I INTEND TO VIGOROUSLY CHALLENGE THE VALIDITY OF

                  THESE ATTEMPTS AT SELF-ENTRENCHMENT IN COURT


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                   WHAT CAN NORTHSTAR HEALTH STOCKHOLDERS DO?


         I have met with several other large Northstar stockholders -- all of whom are as outraged as I am by the actions of Brody, Smallacombe and their allies on the Northstar Board. As a result, I have put together a slate of new directors that combines distinction in many fields with integrity, real commitment to the Company and its stockholders, and experienced judgment from a variety of fields, and have begun a solicitation of stockholder consents to replace the majority of the current Board of Directors.

         How can you help? Simply sign and date the BLUE consent card when you receive our definitive proxy materials asking you to join my consent to the removal and replacement of the Brody directors and associated by-law changes. In the meantime, we ask that you review the enclosed preliminary proxy materials, which describe the consent process and the issues involved in greater detail. Our nominees and their background and experience are described on Annex A at the back of our statement.

         As Northstar's largest stockholder, second largest creditor and principal landlord, no one has a greater personal stake in the financial recovery, growth and prosperity of the Company than I do. As the person responsible for founding or acquiring the majority of the Company's clinics, and with more than 28 years of experience as a physical therapy professional, I believe that I am also the person most qualified to lead Northstar past its current difficulties and to execute a strategy of soundly-financed growth.

         The Company has the market position and the opportunity to execute a plan of growth, while staying close to its clients in each of its local markets, eventually positioning the Company as a premium acquisition for one of the major national healthcare companies. A united management team will be well positioned to:

         1.    Put the Company's ongoing litigation matters to rest.

         2.    Restructure the Company's senior debt.

         3.    Comply with its audit and SEC reporting responsibilities.

         4.    Get Northstar's strategic plan back on track.

         I appreciate your support, and encourage you to call with your views. You can reach MacKenzie Partners, Inc., which is assisting the Committee in the matter TOLL FREE at (800) 322-2885 or at (212) 929-5500 collect.


                                Very truly yours,

                              /s/ Thomas W. Zaucha
                                  THOMAS W. ZAUCHA

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